RALLY

Bill of Sale

As of April 3, 2021

This bill of sale (the “Bill of Sale”) records the purchase between RSE Archive, LLC (“Purchaser” or “us”) and Goldin Auctions (“Seller”) with regard to the assets described below (each individually an “Asset”, collectively the “Assets”). This Bill of Sale may be modified or amended only with the prior written consent of Purchaser.

Asset:	#54AARON
Description:	1954 Topps #128 Hank Aaron Rookie Card graded PSA NM-MT+ 8.5
Total Acquisition Cost:	$ 206,400.00
Consideration: Cash (%) Equity (%) Total	$ 206,400.00 (100%) $ 0 (0%) $ 206,400.00 (100%)